SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement  | Lisbon  | 21 June 2013

Portugal Telecom announces the conclusion of the sale of its minority stake in CTM

Portugal Telecom, SGPS, S.A. (PT) announces the conclusion of the sale of its minority stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM) representing 28% of CTM’s share capital, to CITIC Telecom International Holdings Limited (CITIC Telecom). At completion, PT received total proceeds of USD 443.0 million including the consideration of USD 411.6 million, as announced on 13 January 2013, plus an additional USD 31.4 million representing the proportionate share of the net cash in CTM attributable to PT and certain working capital adjustments. At current exchange rate this represents a cash-inflow of approximately Euro 330 million that will be used to increase PT’s financial flexibility and reduce leverage, while at the same time focusing further PT’s efforts in its core businesses and regions.

CITIC Telecom and PT also entered into a strategic alliance agreement for capitalising on their respective expertises in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select PT as the CITIC Telecom Group’s strategic ICT service provider.

Contacts:

Nuno Vieira — Investor Relations Director

nuno.t.vieira@telecom.pt

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.